December 13, 2024

Jedidiah Gold
Chief Financial Officer
Mister Car Wash, Inc.
222 E 5th Street
Tucson, AZ 85705

        Re: Mister Car Wash, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Item 2.02 Form 8-K Dated October 30, 2024
            File No. 001-40542
Dear Jedidiah Gold:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Performance Indicators
Adjusted EBITDA and Adjusted EBITDA Margin, page 26

1. Your reconciliations for Adjusted EBITDA and Adjusted EBITDA Margin disclosed in this section, and reconciliations for Adjusted net income and Adjusted earnings per diluted share disclosed in your Item 2.02 Form 8-K dated October 30, 2024 include a non-GAAP adjustment for net-cash rent expense. Please tell us how you determined that removing the effects of non-cash rent expense in arriving at these non-GAAP financial measures does not substitute individually-tailored recognition and measurement methods for GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This
comment also
       applies to other filings in which these non-GAAP financial measures are presented.
2. You discuss Adjusted EBITDA and Adjusted EBITDA Margin in the paragraph above the non-GAAP measure reconciliation on page 27 without discussing their most
 December 13, 2024
Page 2

       directly comparable GAAP measures, net income (loss) and net income
(loss) margin,
       with equal or greater prominence. Please revise your disclosure accordingly. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP
       Financial Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Angela Lumley at 202-551-3398 or Suying Li at 202-551-3335 if you
have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services